26 August 2021

ISSUED ON BEHALF OF RELX PLC

          2021 Interim Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the interim dividend of 14.3 pence per share for the year ending 31 December 2021 which was announced on 29 July 2021.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.167 per share, unless they have elected to receive their dividend in Pounds Sterling. Shareholders who validly submitted a dividend currency election by 23 August 2021 to receive their dividend in Pounds Sterling will receive a dividend of 14.3 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 14.3 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 23 August 2021 to receive their dividend in Euro will receive a dividend of €0.167 per share.

The dividend is payable on 8 September 2021.